UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                       (Amendment No. _________)*


                  ROLLINS ENVIRONMENTAL SERVICES, INC.
                            (Name of Issuer)

                        $1 Par Value Common Stock
                     (Title of Class of Securities)

                                775709108
                              CUSIP Number)

John W. Rollins, P.O. Box 1026, Wilmington, DE 19899  (302) 426-2900
      (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                               August, 1995
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     /____/

Check the following box if a fee is being paid with the statement / X /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
                  ROLLINS ENVIRONMENTAL SERVICES, INC.

CUSIP No. 775709108                                     Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          John W. Rollins
          SS No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /____/

                                                            (b)  /____/
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             /____/
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER                  3,697,576

8.   SHARED VOTING POWER                None

9.   SOLE DISPOSITIVE POWER             3,697,576

10.  SHARED DISPOSITIVE POWER           None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,967,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      /____/
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%

14.  TYPE OF REPORTING PERSON*

          IN

                              SCHEDULE 13D
                  ROLLINS ENVIRONMENTAL SERVICES, INC.

CUSIP No. 775709108                                     Page 3 of 4 Pages

Item 1.   Security and Issuer.

          This statement relates to the $1 par value common stock (the "Common Stock") of Rollins Environmental Services, Inc. (the "Company"). The principal office of the Company is located at 2200 Concord Pike, Wilmington, Delaware 19803.

Item 2.   Identity and Background.

          (a)  This statement is filed by John W. Rollins.

          (b) Mr. Rollins' business address is Post Office Box 1026, Wilmington, Delaware.

          (c) Mr. Rollins' principal occupations are Chairman of the Board and Chief Executive Officer for Rollins Truck Leasing Corp. and Rollins Environmental Services, Inc. and Director of Matlack Systems, Inc. The address for the principal office of the three above companies is One Rollins Plaza, 2200 Concord Pike, Wilmington, Delaware 19803.

          (d) During the last five years Mr. Rollins was not convicted in a criminal proceeding.

          (e) During the past five years Mr. Rollins was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which as a result of such proceeding, he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Rollins is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.   Purpose of Transaction

          Mr. Rollins has beneficially owned over five percent (5%) of the outstanding common stock in the Company since it became a public company in 1982. His beneficial ownership has been duly reported in the Company's proxy statements and in beneficial ownership forms filed, respectively, pursuant to Sections 14 and 16 under the Securities Exchange Act. This filing is a statutorily required supplement to those filings and is for informational purposes only.
                              SCHEDULE 13D
                  ROLLINS ENVIRONMENTAL SERVICES, INC.

CUSIP No. 775709108                                     Page 4 of 4 Pages

Item 5.   Interest in Securities of the Issuer.

          (a) The 3,967,300 shares of Common Stock beneficially owned by Mr. Rollins represents 6.6% of the securities of that class issued and outstanding as of the date of this report.

               Of these 3,967,300 shares of Common Stock, 167,749 shares are held by his wife, Michele Metrinko Rollins, and 101,975 shares are held by his wife as Custodian for his minor children. Mr. Rollins disclaims any beneficial interest in these holdings.

          (b) Mr. Rollins has sole voting power and sole power to dispose of 3,697,576 shares of Common Stock.

          (c)  None.

          (d) No person other than Mr. Rollins has the right to receive dividends or the proceeds from the sale of the securities listed under (b) of this Item 5.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be filed as Exhibits.

          None.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




          Date:  August 21, 1995        /s/   John W. Rollins


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)